

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

August 28, 2007

By Facsimile and U.S. Mail

Ms. Judy Holloway Reed
Chief Financial Officer
Reed's Inc.
13000 South Spring Street
Los Angeles, California

> **Re: Reeds, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 001-32501**

Dear Ms. Reed:

We have reviewed your response to our prior comments dated June 29, 2007, on the above referenced filing and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB December 31, 2006

Item 7 – Financial Statements

Balance Sheet, page F-2

1. We note your response to prior comment 3 of our letter dated June 29, 2007. As indicated in your disclosure on page 21 "federal securities laws do not provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock that was not registered as required or was not otherwise exempt from such registration requirements. Accordingly, although the rescission offer may have been accepted or rejected by some of the offerees, we may continue to be liable under federal and state securities laws for up to an amount equal to the value of all shares of common stock issued in connection with the initial public offering, plus

any statutory interest we may be required to pay." Specifically EITF D-98 paragraph 4 states "rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Events that could trigger redemption should be evaluated separately and the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity." If you continue believe the shares are properly classified as permanent equity please explain using current Federal Securities Laws how you, as the offeror, are solely in control when the offerees have rights that cannot be terminated. Further, demonstrate for us how you believe the defenses available to you would allow you to prevail against a shareholder's claim for damages.

Statement of Cash Flows, page F-5

2. We note your response to prior comment 4 of our letter dated June 29, 2007. We do not believe combining gross borrowings and gross payments accurately portrays gross reporting. Further, please explain your repayment terms and how they qualify as having a maturity of three months or less. See SFAS 95 paragraph 13.

Note 1 – Operations and Summary of Significant Accounting Policies

R – Recent Accounting Pronouncements, page F-11

3. We note your response to prior comment 5 of our letter dated June 29, 2007. Please clarify how SFAS 158 would be effective as of the Company's year ending August 31, 2007 or revise your disclosure in future filings to indicate the fiscal year December 31, 2006. SFAS 158 is effective for Company's with publicly traded securities as of the fiscal year ending after December 15, 2006.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

Ms. Judy Holloway Reed
Reeds, Inc.
August 28, 2007
Page 3

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief